EPUNK, INC.
5536 Ft. Apache #102
Las Vegas, NV 89148

INFORMATION STATEMENT
PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about February 11, 2014, to the holders of record at the close of business on February 7, 2014 (the “Record Date”) of common stock, par value $0.0001 per share (“Common Stock”) of ePunk, Inc., a Nevada corporation (“the Company” or “ePunk”), in connection with the change of control and composition of the Board of Directors of the Company as contemplated by the Share Exchange Agreement (the “Share Exchange Agreement”) entered into among the Company and Blink Technologies Inc., a Nevada corporation (“Blink Technologies”). This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders.

On the Record Date, there were 19,950,602  shares of ePunk Common Stock issued and outstanding, each of which was entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY.
NO VOTE OR OTHER ACTION BY THE COMPANY’S SECURITYHOLDERS IS REQUIRED
IN RESPONSE TO THIS INFORMATION STATEMENT.

Change in Control

On February 10, 2014, the Company  signed a Share Exchange  Agreement with the  security holders  of  Blink Technologies pursuant  to which  the  Company  acquired Seventy Five Million (75,000,000) of the issued and  outstanding  shares of  Blink Technologies  in exchange for Twenty Four Million (24,000,000) shares of Common Stock of the Company,  representing in the aggregate  approximately 55% of the issued and outstanding  equity interest and voting rights of the Company.  As of the Record Date, the Company had approximately 19,950,602 shares of Common Stock outstanding.  The signing of the Share Exchange  Agreement  and the  transactions  contemplated thereby will result in a change of control of the Company.

Directors and Executive Officers

The following table sets forth certain information for the proposed incoming directors and incoming officers after the forthcoming change in officers and directors.

Name	Age	Position
Dean Miller	52	CEO and Director
Steve Dowdell	52	Chairman
Robert Gilbert	51	Director

The Board of Directors is comprised of only one class. All of the directors serve for a term of one year and until their successors are elected at the Company’s annual shareholders’ meeting and are qualified, subject to removal by the Company’s shareholders. Each executive officer services, at the pleasure of the Board of Directors, for a term of one year and until his successor is elected at a meeting of the Board of Directors is qualified.

Our Board of Directors believes that its members encompass a range of talent, skill and experience sufficient to provide sound and prudent guidance with respect to our operations and interests. The information below with respect to our Incoming Directors and Incoming Officers includes each director’s and officer’s experience, qualifications, attributes, and skills that led our Board of Directors to the conclusion that he or she should serve as a director and/or executive officer.

Biographies

Dean Miller has over 30 years of experience as a successful manager and entrepreneur. He holds a Bachelor of Arts Degree from Michigan State University in Communications and Marketing. Mr. Miller has achieved success primarily in technology industries, including computer software, hardware, peripherals, and services. Mr. Miller has helped build and manage startup and mature operations, including teams at Digital Research, Symantec Corporation, Hitachi PC, and FieldSync Mobile Solutions. He is currently a director and CEO/President of Blink Technologies, Inc. Dean currently resides in East Lansing, Michigan.

Steve Dowdell has over 30 years experience as an entrepreneur and manager. He holds a Bachelor of Science Degree in Mechanical Engineering from the University of Rhode Island. Mr. Dowdell has been a high achiever in computer technology ventures by successfully bringing semi-conductor, wireless and consumer electronic solutions to market. Mr. Dowdell contributed to the teams of Texas Instruments, Taarcom, Cypress Semiconductor, LSI Logic and Alcatel. Steve is Chairman of the Board for Blink Technologies, Inc. and currently resides in Los Altos, California.

Rob Gilbert has over 30 years of experience as a successful entrepreneur. He holds a Bachelor of Science Degree from Bentley University in Business Administration and Marketing. Mr. Gilbert has achieved success in many industries including insurance and financial services as well as restaurant and hospitality. Mr. Gilbert has managed, owned and operated a number of successful restaurants, including the award winning Chowderheads Restaurant Group in New England, and Café Bluefish in Ft Lauderdale. He’s currently a Senior Agent Manager at HealthMarkets Insurance, a successful full service Insurance brokerage firm. Rob is a Director for Blink Technologies, Inc., and currently resides in Ft. Lauderdale, Florida.

Terms of Office

The Company’s proposed directors will be appointed for a one-year term to hold officer until the next annual general meeting of the Company’s shareholders or until removed from office in accordance with the Company’s Bylaws (“Bylaws”) and the provisions of the Nevada Revised Statutes. The Company’s directors hold office after the expiration of his or her term until his or her successor is elected and qualified, or until he or she resigns or are removed in accordance with the Company’s Bylaws and provisions of eh Nevada Revised Statutes.

The Company’s incoming officers will be appointed by the Company’s Board of Directors and will hold office until removed by the Board of Directors in accordance with the Company’s Bylaws and the provisions of the Nevada Revised Statutes.

Certain Relationships and Transactions

There are no family relationships between any of our current directors or executive officers and the proposed Incoming Directors and Incoming Officers. During our fiscal year ended  December 31, 2013 and the previous fiscal year, there were no transactions with related parties other than as noted below. To our knowledge, and except as set forth below, the proposed Incoming Directors and Incoming Officers are not currently directors of the Company, do not hold any position with the Company, and have not been involved in any material proceeding adverse to the Company or have a material interest adverse to the Company, or any transactions with the Company or any of its directors, executive officers, affiliates, or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.

Dean Miller, one of the proposed Incoming Directors and Incoming Officers, is currently and officer of Blink Technologies. Steve Dowdell and Robert Gilbert, each proposed Incoming Directors, are currently directors of Blink Technologies.

In accordance with the Share Exchange Agreement, the Blink Technologies Shareholders shall receive no less than 55% of the issued and outstanding Common Stock of the Company. Mssrs. Million, Dowdy and Gilbert are expected to receive certain shares of Common Stock of the Company in the future after the Closing.

Other than the transactions, including the Share Exchange Agreement, noted above, there are no transactions, since the beginning of the Company’s last fiscal year, or any currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at year-end for the last three completed fiscal years, and in which any of the current directors or officers or the incoming directors and officers had or will have a direct or material interest. There is no material plan, contract or arrangement (whether or not written) to which any of the current directors or officers or the incoming directors and officers is a party or in which they participate that is entered into or material amendment in connection with our appointment of any of the current directors or officers or the incoming directors or officers or modification thereto, under any such plan, contract or arrangement in connection with our appointment of any of the current directors or officers or the incoming directors and officers.

Review, Approval or Ratification of Transactions with Related Persons

Although we have adopted a Code of Ethics, we still relay on our Board to review related party transactions on an ongoing basis to prevent conflicts of interest. Our Board reviews a transaction in light of the affiliations of the director, officer, or employee and the affiliations of such person’s immediate family. Transactions are presented to our Board for approval before they are entered into or, if that is not possible, for ratification after the transaction has occurred. If our Board finds that a conflict of interest exists, then it will determine the appropriate remedial action, if any. Our Board approves or ratifies a transaction if it determines that the transaction is consistent with the best interests of the Company.

Director Independence

During the fiscal year ended December 31, 2013, we did not have any independent directors on our Board of Directors. Of our proposed Incoming Directors, only Messrs. Dowdy and Gilbert are expected to be independent. We evaluate independence by the standards for director independence established by applicable laws, rules and listing standards including without limitation, the standards for independent directors established by the New York Stock Exchange, Inc., the NASDAQ National Market and the SEC.

Subject to some exceptions, these standards generally provide that a director will not be independent if (a) the director is, or in the past three years has been, an employee of ours; (b) a member of the director’s immediate family is, or in the past three years has been, an executive officer of ours; (c) the director or a member of the director’s immediate family has received more than $120,000 per year in direct compensation from us other than for service as a director (or for a family member, as a non-executive employee); (d) the director or a member of the director’s immediate family is, or in the past three years has been, employed in a professional capacity by our independent public accountants, or has worked for such firm in any capacity on our audit; (e) the director or a member of the director’s immediate family is, or in the past three years has been, employed as an executive officer of a company where one of our executive officers serves on the compensation committee; or (f) the director or a member of the director’s immediate family is an executive officer of a company that makes payments to, or receives payments from, us in an amount which, in any twelve-month period during the past three years, exceeds the greater of $1,000,000 or two percent of that other company’s consolidated gross revenues.

Involvement in Certain Legal Proceedings

Our current directors and executive officers and our incoming directors and officers have not been involved in any of the following events during the past ten years:

1.

A petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

2.

Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.

Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

a.

Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

b.

Engaging in any type of business practice; or

c.

Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws

4.

Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

5.

Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

6.

Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

7.

Such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

a.

Any Federal or State securities or commodities law or regulation; or

b.

Any law or regulation respecting financial institutions or insurance companies including, but are not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order or

c.

Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

8.

Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member

Meetings and Committees of the Board

Our Board of Directors held no formal meetings during the fiscal year ended December 31, 2013. All proceedings of the Board of Directors were conducted by resolutions consented to in writing by the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada Revised Statutes and the Bylaws of our Company, as valid and effective as if they had been passed at a meeting of the directors duly called and held. We do not presently have a policy regarding director attendance at meetings.

We do not currently have standing audit, nominating or compensation committees, or committees performing similar functions. Due to the size of our Board, our Board of Directors believes that it is not necessary to have standing audit, nominating or compensation committees at this time because the functions of such committees are adequately performed by our Board of Directors. We do not have an audit, nominating or compensation committee charter as we do not currently have such committees. We do not have a policy for electing members to the Board.

After the change in the Board of Directors, it is anticipated that the Board of Directors will form separate compensation, nominating and audit committees, with the audit committee including an audit committee financial expert.

Audit Committee

Our Board of Directors has not established a separate audit committee within the meaning of Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Instead, the entire Board of Directors acts as the audit committee within the meaning of Section 3(a)(58)(B) of the Exchange Act and will continue to do so upon the appointment of the proposed directors until such time as a separate audit committee has been established.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers, and shareholders holding more than 10% of our outstanding Common Stock to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of our Common Stock. Executive officers, directors, and persons who own more than 10% of our Common Stock are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of Forms 3, 4, and 5 delivered to us as filed with the SEC during our most recent fiscal year, none of our executive officers and directors, and persons who own more than 10% of our Common Stock failed to timely file the reports required pursuant to Section 16(a) of the Exchange Act.

Family Relationships

There are no family relationships between or among the directors, executive officers or persons nominated or chosen by us to become directors or executive officers.

Nominations to the Board of Directors

Our directors take a critical role in guiding our strategic direction and oversee the management of the Company. Board of Director candidates are considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of the shareholders, diversity, and personal integrity and judgment. While we seek a diversity of experience, viewpoints and backgrounds on the Board, we have not established a formal policy regarding diversity in identifying directors.

In addition, directors must have time available to devote to Board activities and to enhance their knowledge in the growing business. Accordingly, we seek to attract and retain highly qualified directors who have sufficient time to attend to their substantial duties and responsibilities to the Company.

In carrying out its responsibilities, the Board of Directors will consider candidates suggested by shareholders. If a shareholder wishes to formally place a candidate’s name in nomination, however, such shareholder must do so in accordance with the provisions of the Company’s Bylaws. Suggestions for candidates to be evaluated by the proposed directors must be sent to the Board of Directors, c/o  ePunk, Inc., 5536 Ft. Apache #102, Las Vegas, NV 89148. The Board has determined not to adopt a formal methodology for communications from shareholders.

Board Leadership Structure and Role on Risk Oversight

Mr. Sean Clarke currently serves as the Company’s Interim Chief Executive Officer, President and a Director. We determined this leadership structure was appropriate for the Company due to our small size and limited operations and resources. In accordance with the proposed Exchange, Mr. Miller will serve as our Chief Executive Officer and a Director. The proposed Incoming Directors will continue to evaluate the Company’s leadership structure and modify such structure as appropriate based on the size, resources, and operations of the Company.

Subsequent to the Closing, it is anticipated that the Board of Directors will establish procedures to determine an appropriate role for the Board of Directors in the Company’s risk oversight function. Our Board of Directors are exclusively involved in the general oversight of risks that could affect our Company.

Board Compensation

We have no standard arrangement to compensate directors for their services in their capacity as directors. Directors are not paid for meetings attended. All travel and lodging expenses associated with corporate matters are reimbursed by us, if and when incurred.

Executive Compensation

No director, officer or employee of the Company received compensation during the fiscal year ended December 31, 2013. The following table and descriptive materials set forth information concerning compensation earned for services rendered to us by: the Chief Executive Officer (the “CEO”); the Chief Financial Officer (the “CFO”); and the other most highly-compensated executive officers other than the CEO and CFO who were serving as executive officers during the fiscal year ended September 30, 2012 (the “Named Executive Officers”).

Name and Principal Position	Fiscal Year (b)	Salary ($)(c)	Bonus ($)(d)	Stock Awards ($)(f)	Option Awards ($)(f)	Non-Equity Incentive Plan Compensation ($)(g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(h)	All Other Compensation ($)(i)	Total ($)(j)
Sean Clarke, Acting CEO and Director(1)	2013	4,500	--	--	--	--	--	--	4,500
	2012	--	--	--	--	--	--	--	--
	2011	--	--	--	--	--	--	--	--
Jesse Gonzales, Former CEO and Director(2)	2013	68,522	--	--	--	--	--	--	68,522
	2012	118,055	--	--	--	--	--	6,645	124,700
	2011	--	--	--	--	--	--	25,964	25,964
Justin Dornan, Former CFO and Director (3)	2013	19,310	--	--	--	--	--	--	19,310
	2012	58,800	--	--	--	--	--	--	58,800
	2011	--	--	--	--	--	--	1,600	1,600
Scott Ence, Former Chairman (4)	2013	--	--	--	--	--	--	--	--
	2012	--	--	--	--	--	--	--	--
	2011	40,000	--	--	--	--	--	--	40,000
Keoka Quipolta, Former VP of Marketing and Director (5)	2013	--	--	--	--	--	--	--	--
	2012	--	--	--	--	--	--	--	--
	2011	11,591	--	--	--	--	--	--	11.591
Brent Stuchlik, Former President and Director (6)	2013	--	--	--	--	--	--	--	--
	2012	--	--	--	--	--	--	--	--
	2011	40,000	--	--	--	--	--	--	40,00-

(1)

Sean Clarke serves as our acting CEO and Chairman since June 4, 2013.

(2)

Jesse Gonzales serves as our Chief Executive Officer and Director since June 20, 2011 through June 4, 2013.

(3)

Justin Dornan serves as our Chief Financial Officer and Director since June 20, 2011through June 4, 2013.

(4)

Scott Ence served as our Chairman President, Chief Executive Officer, Treasurer, Secretary, and Chairman of the Board of Directors from December 16, 2010 until June 15, 2011.

(5)

Keoka Quipolta served as our Vice President of Marketing and Director from February 2, 2010 until March 4, 2011.

(6)

Brent Stuchlik served as our President and Director from February 2, 2010 until June 15, 2011.

Outstanding Equity awards at Fiscal Year End

The Company does not have any outstanding equity awards.

Director Compensation

The Company did not and does not currently have an established policy to provide compensation to members of its board of directors for their services in that capacity.  The Company intends to develop such a policy in the near future.

Security Ownership of Principal Shareholders, Directors, and Officers

The Company has only one class of stock outstanding, its Common Stock. The table below sets forth the number and percentage of shares of our common stock owned as of February 10, 2014, by the following persons: (i) shareholders known to us who own 5% or more of our outstanding shares, (ii) each of our officers and Directors, and (iii) our officers and Directors as a group. Unless otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares beneficially owned.

The number of common shares issued and outstanding as of February 7, 2014, the record date for this Information Statement, is 19,650,502, each with a par value of $0.0001, and no options or warrants on common shares.

On the Closing Date, after giving effect to the issuance of 24,000,000 shares to Blink Technologies, there will be issued and outstanding 43,950,602 shares of the Company’s Common Stock.

Title of Class	Name	Number of Shares Owned(1)	% of Voting Power(2)
Principal Stockholders
Common	Amadou K Diallo	2,925,000	6.6%
Directors and Officers
Common	Sean Clarke	50,000	0.0%
Directors and Officers as a Group		--	0.0%

(1)

Except as otherwise indicated, the shares are owned of record and beneficially by the persons named in the table.

(2)

Based on 43,950,602 shares as of the Closing Date

Other Information

We file periodic reports, proxy statements, and other documents with the SEC. You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov. You may also send communications to the Board of Directors at 5536 Ft. Apache # 102, Las Vegas NV 89198.

Date: February 10, 2014
By: /s/ Sean Clarke
Sean Clarke, Acting CEO